FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £12.79 per share on 15 April 2010, and
Ordinary share ADRs
in GlaxoSmithKline plc
purchased at a price of $39.29 per ADR
on 8 April  2010, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 8 April 2010.

	Ordinary shares	ADRs
Mr A P Witty	280.57
Mr J S Heslop	346.59
Dr M M Slaoui		236.43
Mrs C E Bruck Slaoui		4.56
Mr S M Bicknell	14.65
Mr J M Clarke	254.17
Mr M Dunoyer	95.73
Mr E J Gray	19.47
Mr D Learmouth	70.15
Mr W C Louv		132.82
Mr D J Phelan		324.57
Dr D Pulman		199.75
Mr D S Redfern	19.47
Ms C Thomas	14.65
Mr J R Stéphenne	74.41

The Company was advised of this information on 21 April 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary

21 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 21, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc